                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                         CONSOLIDATED FINANCIAL RESULTS

                FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2002

                   For the six-month ended September 30, 2002


                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of   September 30, 2002


Commission File Number ___________________

                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                           Form 20-F [X] Form 40-F [ ]



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 13, 2002

                                    MITSUI & CO., LTD.


                                    By: /s/  Tasuku Kondo
                                       ___________________________
                                       Name: Tasuku Kondo
                                       Title:  Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer

          CONSOLIDATED FINANCIAL RESULTS FOR THE SIX-MONTH PERIOD ENDED
                               SEPTEMBER 30, 2002
   (Accounting Principles Generally Accepted in the United States of America)

Mitsui & Co., Ltd. and subsidiaries
(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer, Shoei Utsuda

Investor Relations Contacts : Yuji Takagi, General Manager, Corporate Communications Division TEL (03) 3285 - 7533

1. Consolidated financial results for the six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

(1) Consolidated operating results information

                                                                                                     INCOME FROM CONTINUING
                                                                                                     OPERATIONS BEFORE INCOME
                                                          TOTAL TRADING                             TAXES, MINORITY INTERESTS
                                                          TRANSACTIONS                                AND EQUITY IN EARNINGS
                                            ------------------------------------           ---------------------------------------
                                            MILLIONS OF YEN                 (%)            MILLIONS OF YEN                    (%)
                                            ---------------                -----           ---------------                  ------
September 30, 2002                             6,243,676                   (1.5)                30,879                      (30.2)
September 30, 2001                             6,338,966                   (4.8)                44,240                      (12.8)
                                              ----------                   ----                 ------                      -----
Year ended March 31, 2002                     12,644,754                                        63,253
                                              ----------                   ----                 ------                      -----

                                                                NET INCOME PER        NET INCOME PER
                                             NET INCOME          SHARE, BASIC         SHARE, DILUTED
                                   --------------------------   --------------        --------------
                                   MILLIONS OF YEN     (%)          YEN                    YEN
                                   ---------------    -------      -----                  -----
September 30, 2002                      24,789          5.9        15.66                  14.73
September 30, 2001                      23,418         (2.7)       14.79                  13.92
                                        ------         -----       -----                  -----
Year ended March 31, 2002               55,371                     34.97                  32.85
                                        ------         -----       -----                  -----

Notes:

1. Equity in earnings of associated companies - net for the six-month periods ended September 30, 2002 and 2001, and for the fiscal year ended March 31, 2002 were Yen 11,209 million, Yen 3,586 million and Yen 23,783 million, respectively.

2. Average number of outstanding shares during the six-month periods ended September 30, 2002 and 2001, and for the fiscal year ended March 31, 2002 were 1,582,971,930, 1,583,674,837, and 1,583,427,407 respectively.

3. Change in accounting principles applied: No

4. Percentage figures for Total trading transactions, Income from continuing operations before income taxes, minority interests and equity in earnings, and Net income for the six-month period represent changes from the corresponding six-month period of the previous year.

5. Parentheses represent negative figures or decreases.

6. Effective April 1, 2002, Mitsui & Co., Ltd. and subsidiaries (the "companies") adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The above-mentioned figures for the six-month period ended September 30, 2001 and for the fiscal year ended March 31, 2002 have been reclassified to conform to the current period presentation of the statement of consolidated income.

(2) Consolidated financial position information

                                                    SHAREHOLDERS'    SHAREHOLDERS'     SHAREHOLDERS'
                               TOTAL ASSETS           EQUITY         EQUITY RATIO    EQUITY PER SHARE
                              ---------------     ---------------    -------------   ----------------
                              MILLIONS OF YEN     MILLIONS OF YEN        (%)              YEN
                              ---------------     ---------------    -------------   ----------------
September 30, 2002                6,397,712           879,634           13.7              555.76
September 30, 2001                6,593,177           843,243           12.8              532.46
                                  ---------           -------           ----              ------
Year ended March 31, 2002         6,668,366           914,970           13.7              577.93
                                  ---------           -------           ----              ------

Note: Number of outstanding shares at September 30, 2002, September 30, 2001 and March 31, 2002 were 1,582,763,882, 1,583,674,837, and 1,583,179,977 respectively.

(3) Consolidated cash flows information

                                      NET CASH            NET CASH PROVIDED BY          NET CASH                CASH AND CASH
                                    PROVIDED BY                (USED IN)                 USED IN             EQUIVALENTS AT END OF
                                OPERATING ACTIVITIES      INVESTING ACTIVITIES      FINANCING ACTIVITIES         PERIOD/YEAR
                                --------------------      --------------------      --------------------     ---------------------
                                   MILLIONS OF YEN          MILLIONS OF YEN           MILLIONS OF YEN           MILLIONS OF YEN
                                --------------------      --------------------      --------------------     ---------------------
September 30, 2002                     73,642                      37,966                  (14,802)                 697,527
September 30, 2001                     62,201                     (59,333)                (140,146)                 580,522
                                      -------                    --------                 --------                  -------
Year ended March 31, 2002             133,712                    (108,212)                (126,076)                 607,987
                                      -------                    --------                 --------                  -------


2. Forecast of consolidated operating results for the fiscal year ending March 31, 2003 (fiscal year from April 1, 2002 to March 31, 2003)


                                                 TOTAL TRADING TRANSACTIONS            NET INCOME
                                                 --------------------------          ---------------
                                                     MILLIONS OF YEN                 MILLIONS OF YEN
                                                 --------------------------          ---------------
Fiscal year ending March 31, 2003                      13,000,000                         65,000
                                                       ----------                         ------

Note: Forecasted basic net income per share for the fiscal year ending
      March 31, 2003: Yen 41.07


A CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. ("Mitsui")'s views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui's management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

                        STATEMENTS OF CONSOLIDATED INCOME

(Millions of Yen)
                                                                                                          COMPARISON WITH
                                                                                                          PREVIOUS PERIOD
                                                          SIX-MONTH PERIOD      SIX-MONTH PERIOD     ------------------------
                                                                ENDED                ENDED           INCREASE/     PROPORTION
                                                         SEPTEMBER 30, 2002    SEPTEMBER 30, 2001    (DECREASE)        (%)
                                                         ------------------    ------------------    ----------    ----------
TOTAL TRADING TRANSACTIONS                                   6,243,676             6,338,966          (95,290)        (1.5)
                                                             ---------             ---------          -------       ------
REVENUE -- GROSS TRADING PROFIT                                275,238               270,225            5,013          1.9
   (Revenue -- Gross Trading Profit Ratio) (%)                   (4.41)                (4.26)
                                                             ---------             ---------          -------
EXPENSES AND OTHER:
      Selling, general and administrative                      221,757               221,925             (168)
      Provision for doubtful receivables                         6,291                 4,167            2,124
      Interest expense, net of interest income                   3,347                 8,000           (4,653)
      Dividend income                                          (10,161)              (10,798)             637
      Gain on sales of securities -- net                        (8,816)              (20,488)          11,672
      Loss on the write-down of securities                      10,680                23,137          (12,457)
      Loss on disposal or sale of property and
         equipment -- net                                          993                 1,142             (149)
      Impairment loss of long-lived assets                      16,480                   125           16,355
      Other expense -- net                                       3,788                (1,225)           5,013
                                                               -------               -------          -------
                    Total                                      244,359               225,985           18,374
                                                               -------               -------          -------       ------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES, MINORITY INTERESTS AND EQUITY IN EARNINGS              30,879                44,240          (13,361)       (30.2)
                                                               -------               -------          -------       ------

INCOME TAXES:
      Current                                                   22,479                18,097            4,382
      Deferred                                                  (8,495)                4,479          (12,974)
                                                               -------               -------          -------
                    Total Income Taxes                          13,984                22,576           (8,592)
                                                               -------               -------          -------
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY
  INTERESTS AND EQUITY IN EARNINGS                              16,895                21,664           (4,769)       (22.0)

MINORITY INTERESTS IN EARNINGS OF SUBSIDIARIES                  (2,250)                 (241)          (2,009)

EQUITY IN EARNINGS OF ASSOCIATED COMPANIES -- NET
  (AFTER INCOME TAX EFFECT)                                     11,209                 3,586            7,623
                                                               -------               -------          -------       ------
INCOME FROM CONTINUING OPERATIONS                               25,854                25,009              845          3.4
                                                               -------               -------          -------       ------
LOSS FROM DISCONTINUED OPERATIONS -- NET
  (AFTER INCOME TAX EFFECT)                                     (1,065)               (1,591)             526
                                                               -------               -------          -------       ------
NET INCOME                                                      24,789                23,418            1,371          5.9
                                                               -------               -------          -------       ------


                           CONSOLIDATED BALANCE SHEETS

(Millions of Yen)
                                                    ASSETS

                                                                     SEPTEMBER 30,      MARCH 31,         INCREASE/
                                                                        2002               2002           (DECREASE)
                                                                     -------------      ---------         ----------
CURRENT ASSETS:
           Cash and cash equivalents                                     697,527          607,987           89,540
           Time deposits                                                  34,059           78,211          (44,152)
           Marketable securities                                          91,341          102,664          (11,323)
           Trade receivables:
             Notes and loans, less unearned interest income              453,741          532,708          (78,967)
             Accounts                                                  1,464,460        1,560,041          (95,581)
             Associated companies                                        184,321          152,537           31,784
             Allowance for doubtful receivables                          (19,401)         (20,625)           1,224
           Inventories                                                   472,547          485,147          (12,600)
           Advance payments to suppliers                                  77,199           66,785           10,414
           Deferred tax assets -- current                                 37,867           31,120            6,747
           Other current assets                                          182,864          187,182           (4,318)
                                                                       ---------        ---------         --------
                   Total current assets                                3,676,525        3,783,757         (107,232)
                                                                       ---------        ---------         --------

INVESTMENTS AND NON-CURRENT RECEIVABLES:
           Investments in and advances to associated companies           503,999          459,797           44,202
           Other investments                                             707,241          804,983          (97,742)
           Non-current trade receivables and other receivables,
             less unearned interest income                               659,970          742,194          (82,224)
           Allowance for doubtful receivables                           (149,244)        (139,478)          (9,766)
           Property leased to others -- at cost, less
             accumulated depreciation                                    209,103          240,590          (31,487)
                                                                       ---------        ---------         --------
                   Total investments and non-current receivables       1,931,069        2,108,086         (177,017)
                                                                       ---------        ---------         --------

PROPERTY AND EQUIPMENT -- AT COST:
           Land, land improvements and timberlands                       230,536          230,577              (41)
           Buildings, including leasehold improvements                   330,604          334,445           (3,841)
           Equipment and fixtures                                        331,399          330,426              973
           Ships                                                          60,367           61,387           (1,020)
           Projects in progress                                           40,612           35,791            4,821
                                                                       ---------        ---------         --------
           Total                                                         993,518          992,626              892
           Accumulated depreciation                                     (381,984)        (377,501)          (4,483)
                                                                       ---------        ---------         --------
                         Net property and equipment                      611,534          615,125           (3,591)
                                                                       ---------        ---------         --------
INTANGIBLE ASSETS, LESS ACCUMULATED AMORTIZATION                          56,964           45,155           11,809
                                                                       ---------        ---------         --------
DEFERRED TAX ASSETS -- NON-CURRENT                                        26,888           24,668            2,220
                                                                       ---------        ---------         --------
OTHER ASSETS                                                              94,732           91,575            3,157
                                                                       ---------        ---------         --------
                   TOTAL                                               6,397,712        6,668,366         (270,654)
                                                                       ---------        ---------         --------

(Millions of Yen)
                                                      Liabilities and Shareholders' Equity

                                                                   SEPTEMBER 30,     MARCH 31,         INCREASE/
                                                                      2002              2002           (DECREASE)
                                                                   -------------     ---------         ----------
CURRENT LIABILITIES:

      Short-term loans                                                541,061          567,413          (26,352)
      Current maturities of long-term debt                            433,215          454,787          (21,572)
      Trade payables:
        Notes and acceptances                                         131,681          179,129          (47,448)
        Accounts                                                    1,342,158        1,407,512          (65,354)
        Associated companies                                           71,648           68,926            2,722
      Accrued expenses:
        Income taxes                                                   20,260           18,588            1,672
        Interest                                                       26,155           27,004             (849)
        Other                                                          40,525           41,735           (1,210)
      Advances from customers                                          84,759           79,387            5,372
      Other current liabilities                                       125,736          142,195          (16,459)
            Total current liabilities                               2,817,198        2,986,676         (169,478)
                                                                    ---------        ---------         --------
LONG-TERM DEBT, LESS CURRENT MATURITIES                             2,571,626        2,619,867          (48,241)
                                                                    ---------        ---------         --------
ACCRUED PENSION COSTS AND LIABILITY FOR SEVERANCE                      38,591           41,561           (2,970)
   INDEMNITIES
                                                                    ---------        ---------         --------
DEFERRED TAX LIABILITIES -- NON-CURRENT                                27,222           47,093          (19,871)
                                                                    ---------        ---------         --------
MINORITY INTERESTS                                                     63,441           58,199            5,242
                                                                    ---------        ---------         --------
SHAREHOLDERS' EQUITY:

      Common stock                                                    192,487          192,487               --
      Capital surplus                                                 287,756          287,756               --
      Retained earnings:
        Appropriated for legal reserve                                 36,235           35,873              362
        Unappropriated                                                494,168          476,074           18,094
      Accumulated other comprehensive income (loss):
        Unrealized holding gains and losses on
          available-for-sale securities                                26,295           44,246          (17,951)
        Foreign currency translation adjustments                     (154,355)        (118,669)         (35,686)
        Minimum pension liability adjustment                              339             (373)             712
        Net unrealized gains and losses on derivatives                 (2,683)          (2,122)            (561)
                                                                    ---------        ---------         --------
            Total accumulated other comprehensive loss               (130,404)         (76,918)         (53,486)
                                                                    ---------        ---------         --------
      Treasury stock, at cost                                            (608)            (302)            (306)
                                                                    ---------        ---------         --------
            Total shareholders' equity                                879,634          914,970          (35,336)
                                                                    ---------        ---------         --------
            TOTAL                                                   6,397,712        6,668,366         (270,654)
                                                                    ---------        ---------         --------

                 STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(Millions of Yen)
                                                                    SIX-MONTH
                                                                   PERIOD ENDED       YEAR ENDED
                                                                SEPTEMBER 30, 2002  MARCH 31, 2002
                                                                ------------------  --------------
COMMON STOCK:
     Balance at beginning of year                                      192,487        192,487
                                                                       -------        -------
     Balance at end of period                                          192,487        192,487
                                                                       =======        =======

CAPITAL SURPLUS:
     Balance at beginning of year                                      287,756        287,756
                                                                       -------        -------
     Balance at end of period                                          287,756        287,756
                                                                       =======        =======
RETAINED EARNINGS:
     APPROPRIATED FOR LEGAL RESERVE:
         Balance at beginning of year                                   35,873         34,341
         Transfer from unappropriated retained earnings                    362          1,532
                                                                       -------        -------
         Balance at end of period                                       36,235         35,873
                                                                        ======         ======
     UNAPPROPRIATED:
         Balance at beginning of year                                  476,074        437,548
         Net income                                                     24,789         55,371
         Cash dividends paid for period:
         (dividend paid per share:
           six-month period ended September 30, 2002: Yen 4.0
           year ended March 31, 2002: Yen 8.0)                          (6,333)       (12,669)
         Transfer to retained earnings appropriated for legal
         reserve                                                          (362)        (1,532)
         Effect of change in fiscal year-end of certain
         subsidiaries                                                       --         (2,644)
                                                                       -------        -------
         Balance at end of period                                      494,168        476,074
                                                                       =======        =======
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(AFTER INCOME TAX EFFECT):
     Balance at beginning of year                                      (76,918)      (117,705)
     Unrealized holding gains and losses on
         available-for-sale securities                                 (17,951)       (51,384)
     Foreign currency translation adjustments                          (35,686)        69,057
     Minimum pension liability adjustment                                  712         24,514
     Net unrealized gains and losses on derivatives                       (561)        (2,950)
     Effect of change in fiscal year-end of certain subsidiaries            --          1,550
                                                                       -------        -------
     Balance at end of period                                         (130,404)       (76,918)
                                                                      ========        =======
TREASURY STOCK, AT COST
     Balance at beginning of year                                         (302)            --
     Purchase of treasury stock                                           (306)          (302)
                                                                       -------        -------
     Balance at end of period                                             (608)          (302)
                                                                       -------        -------

NOTE: Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

(Millions of Yen)
                                                              SIX-MONTH
                                                            PERIOD ENDED        YEAR ENDED
                                                         SEPTEMBER 30, 2002    MARCH 31, 2002
                                                         ------------------    --------------
SUMMARY OF CHANGES IN EQUITY FROM NONOWNER SOURCES
 (COMPREHENSIVE INCOME (LOSS)):
     Net income                                                  24,789           55,371
                                                                 ------           ------
     Other comprehensive income (loss)
     (after income tax effect):
         Unrealized holding gains and losses on
         available-for-sale securities                          (17,951)         (51,384)
         Foreign currency translation adjustments               (35,686)          69,057
         Minimum pension liability adjustment                       712           24,514
         Net unrealized gains and losses on derivatives            (561)          (2,950)
                                                                 ------           ------
     Changes in equity from nonowner sources                    (28,697)          94,608
                                                                -------           ------

Note: Changes in equity from nonowner sources ("comprehensive income
      (loss)") for the fiscal year ended March 31, 2002, including the effect of a change in fiscal year-end of certain subsidiaries, was Yen 93,514 million. The difference between the amount and comprehensive income stated in the above table consisted of a charge to retained earnings of Yen 2,644 million and a credit to accumulated other comprehensive income of Yen 1,550 million to record the effect of a change in fiscal year-end of certain subsidiaries.

                      STATEMENTS OF CONSOLIDATED CASH FLOWS

(Millions of Yen)
                                                                                     SIX-MONTH             SIX-MONTH
                                                                                    PERIOD ENDED          PERIOD ENDED
                                                                                  SEPTEMBER 30, 2002    SEPTEMBER 30, 2001
                                                                                  ------------------    ------------------
OPERATING ACTIVITIES:
Net income                                                                              24,789                23,418
Adjustments to reconcile net income to net cash provided by operating activities:
     Loss from discontinued operations - net                                             1,065                 1,591
     Depreciation and amortization                                                      27,409                27,232
     Provision for doubtful receivables                                                  6,291                 4,167
     Equity in earnings of associated companies, less dividends received                (5,285)               (1,063)
     Deferred income taxes                                                              (8,495)                4,479
     Gain on sales of securities - net                                                  (8,816)              (20,488)
     Loss on the write-down of securities                                               10,680                23,137
     Loss on disposal or sale of property and equipment - net                              993                 1,142
     Impairment loss of long-lived assets                                               16,480                   125
     Decrease in trade receivables                                                     106,995               129,751
     (Increase) decrease in inventories                                                 (4,230)               26,792
     Decrease in trade payables                                                        (98,162)             (150,224)
     Net change in accrued pension costs and liability for severance
      indemnities                                                                       (3,518)                1,861
     Other - net                                                                         7,446                (9,719)
                                                                                        ------                ------
               Net cash provided by operating activities                                73,642                62,201
                                                                                        ------                ------
INVESTING ACTIVITIES:
Net decrease (increase) in time deposits                                                43,842               (40,066)
Investments in and advances to associated companies                                    (28,817)              (17,825)
Collection of advances to associated companies                                           2,913                13,835
Acquisition of other investments                                                      (110,908)              (56,087)
Proceeds from sale of other investments                                                130,571                44,688
Increase in long-term loan receivables                                                 (31,512)              (19,768)
Collection of long-term loan receivables                                                39,805                32,148
Additions to property leased to others and property and equipment                      (58,001)              (41,303)
Proceeds from sale of property leased to others and property and equipment              50,073                25,045
                                                                                        ------                ------
              Net cash provided by (used in) investing activities                       37,966               (59,333)
                                                                                        ------               -------
FINANCING ACTIVITIES:
Net decrease in short-term borrowings                                                   (9,595)             (115,638)
Proceeds from long-term debt                                                           290,147               246,606
Repayment of long-term debt                                                           (289,020)             (264,779)
Payment of cash dividends                                                               (6,334)               (6,335)
                                                                                        ------                ------
               Net cash used in financing activities                                   (14,802)             (140,146)
                                                                                       -------              --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                            (7,266)               12,469
                                                                                        ------                ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    89,540              (124,809)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         607,987               705,331
                                                                                       -------               -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                             697,527               580,522
                                                                                       -------               -------

Effective April 1, 2002, the companies adopted SFAS No.144. The above-mentioned figures for the Six-month period ended September 30, 2001 have been reclassified to conform to the current period presentation of the statement of consolidated cash flows.

     Supplemental Information:
      (Millions of Yen)
                                                                               SIX-MONTH PERIOD ENDED     SIX-MONTH PERIOD ENDED
                                                                                 SEPTEMBER 30, 2002         SEPTEMBER 30, 2001
                                                                               ----------------------     ----------------------
CASH PAID DURING THE PERIOD FOR:
     Interest                                                                         27,442                     46,260
     Income taxes                                                                     20,038                     36,522
NON-CASH INVESTING AND FINANCING ACTIVITIES:
     Exchange of shares in connection with a business combination of investees
     (EITF91-5):
          Fair market value of shares received                                         3,371                     33,748
          Cost of shares surrendered                                                   1,210                     17,589
                                                                                      ------                     ------

                               BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF
                                     SIGNIFICANT ACCOUNTING POLICIES

I. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Mitsui & Co., Ltd. (the "Company") and its subsidiaries (collectively, the "companies") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.GAAP"). The presentation of certain prior year information has been reclassified to conform to the current period presentation.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.

(2) Marketable securities and investments

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of Statement of Financial Accounting Standards ("SFAS") No. 115.

Trading securities are carried at fair value and unrealized holding gains and losses are included in net income.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premium and discount amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported as "Unrealized holding gains and losses on available-for-sale securities" in the Shareholders' Equity after income tax effects.

(3) Depreciation

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property.

(4) Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods.

(5) Derivative instruments and hedging activities

All derivative instruments are recognized and measured at fair value as either assets or liabilities and changes in the fair value are currently recognized in earnings or reported as "Net unrealized gains and losses on delivatives" in the Shareholders' Equity after income tax effects, depending on the intended use of the derivative instruments and its resulting hedge designation.

III. NEW ACCOUNTING STANDARDS

(1) Business combinations

Effective April 1, 2002, the companies fully adopted SFAS No. 141, "Business Combinations." The cumulative effect of a change in accounting principle on the write-off of any unamortized deferred credit related to an excess of fair value of acquired net assets over cost arising from business combinations for which the acquisition date was before July, 1, 2001 and investments accounted for by the equity method acquired before July 1, 2001 was immaterial.

(2) Goodwill and Other Intangible Assets

Effective April 1, 2002, the companies adopted SFAS No. 142,"Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized but instead tested for impairment at least annually and that identifiable intangible assets with a finite useful life be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No.
144. Any identifiable intangible asset determined to have an indefinite useful life is not amortized but, instead is tested for impairment in accordance with SFAS No. 142 until its useful life is determined to be no longer indefinite. The companies completed the transitional impairment test for goodwill and identifiable intangible assets determined to have an indefinite useful life at April 1, 2002 and determined that the fair value of these assets was in excess of the carrying amount.

(3) Impairment or disposal of long-lived assets

Effective April 1, 2002, the companies adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of segments of a business. This statement creates one accounting model, based on the framework established in SFAS No. 121, to be applied to all long-lived assets, including discontinued operations and, at the same time, broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). The effect of the adoption of this statement on the companies' financial position and results of operations was immaterial. However, upon the adoption of SFAS No. 144, the companies now report the results of the discontinued operations (including gain or loss related to subsidiaries that either has been disposed of or is classified as held for sale), less applicable income taxes (benefit), as a separate line item in the Statements of Consolidated Income under "Loss from Discontinued Operations - Net." The figures of the Statements of Consolidated Income and the Statements of Consolidated Cash Flows in the previous year have been reclassified to conform to the current period presentation.

                              NET INCOME PER SHARE

The following is a reconciliation of basic net income per share to diluted net income per share for the six-month periods ended September 30, 2002 and 2001:

Six-month period ended September 30, 2002 (from April 1, 2002 to September 30,
2002)

                                                              NET INCOME                   SHARES
                                                              (NUMERATOR)                (DENOMINATOR)           PER SHARE AMOUNT
                                                            ---------------              -------------           ----------------
                                                            MILLIONS OF YEN              IN THOUSANDS                  YEN
                                                            ---------------              -------------           ----------------
BASIC NET INCOME PER SHARE:
Net income available to common shareholders                      24,789                   1,582,972                   15.66

EFFECT OF DILUTIVE SECURITIES:
1.5% convertible bonds due 2003                                      75                      19,266
1.05% convertible bonds due 2009                                    291                     105,319
                                                                 ------                     -------

DILUTED NET INCOME PER SHARE:
Net income available to common shareholders after effect
  of dilutive securities                                         25,155                   1,707,557                   14.73
                                                                 ------                   ---------                   -----

Six-month period ended September 30, 2001 (from April 1, 2001 to September 30,
2001)

                                                                  NET INCOME                   SHARES
                                                                 (NUMERATOR)                (DENOMINATOR)           PER SHARE AMOUNT
                                                                ---------------             -------------           ----------------
                                                                MILLIONS OF YEN              IN THOUSANDS                  YEN
                                                                ---------------             -------------           ----------------
BASIC NET INCOME PER SHARE:
Net income available to common shareholders                            23,418                   1,583,675                   14.79

EFFECT OF DILUTIVE SECURITIES:
1.5% convertible bonds due 2003                                            75                      19,266
1.05% convertible bonds due 2009                                          291                     105,319
                                                                      -------                   ---------
DILUTED NET INCOME PER SHARE:
Net income available to common shareholders after effect
  of dilutive securities                                               23,784                   1,708,260                   13.92
                                                                      -------                   ---------                   -----

                       SEGMENT INFORMATION

1. Operating Segment Information

Six-month period ended September 30, 2002 (from April 1, 2002 to September 30,
2002) (Millions of Yen)



                                                               MACHINERY,                                 CONSUMER      DOMESTIC
                                          METAL PRODUCTS     ELECTRONICS &                                PRODUCTS      BRANCHES
                                           & MINERALS         INFORMATION      CHEMICAL        ENERGY     & SERVICES   AND OFFICES
                                          --------------     -------------     --------      ----------   ----------   -----------
Total Trading Transactions:
     External customers                      805,633            1,027,679       523,214      1,261,258    1,021,135       738,730
     Intersegment                            127,526               89,459       152,891         32,625       63,507       117,942
                                             -------            ---------       -------      ---------    ---------       -------
                    Total                    933,159            1,117,138       676,105      1,293,883    1,084,642       856,672
                                             -------            ---------       -------      ---------    ---------       -------
Revenue-Gross Trading Profit                  34,458               54,404        27,933         27,364       50,439        20,849
                                             -------            ---------       -------      ---------    ---------       -------
Operating Income (Loss)                       12,451                  518         6,003         13,809        9,799         2,095
                                             -------            ---------       -------      ---------    ---------       -------
Net Income (Loss)                              7,239               (8,723)       (1,590)        13,144        4,222         3,510
                                             -------            ---------       -------      ---------    ---------       -------
Total Assets at September 30, 2002           904,886            1,308,144       451,808        455,210      821,667       485,830
                                             -------            ---------       -------      ---------    ---------       -------

                                                                              OTHER          CORPORATE AND         CONSOLIDATED
                                          AMERICAS       EUROPE           OVERSEAS AREAS      ELIMINATIONS            TOTAL
                                          --------      --------          --------------     -------------         ------------
Total Trading Transactions:
     External customers                    370,294       179,101              292,482               24,150            6,243,676
     Intersegment                          233,522       101,824              389,248           (1,308,544)                   -
                                           -------       -------              -------          -----------            ---------
                    Total                  603,816       280,925              681,730           (1,284,394)           6,243,676
                                           -------       -------              -------          -----------            ---------
Revenue-Gross Trading Profit                22,342        11,235               11,605               14,609              275,238
                                           -------       -------              -------          -----------            ---------
Operating Income (Loss)                      5,562         2,309               (1,116)              (4,240)              47,190
                                           -------       -------              -------          -----------            ---------
Net Income (Loss)                            2,351         1,371                3,123                  142               24,789
                                           -------       -------              -------          -----------            ---------
Total Assets at September 30, 2002         417,393       260,422              233,592            1,058,760            6,397,712
                                           -------       -------              -------          -----------            ---------

Six-month period ended September 30, 2001 (from April 1, 2001 to September 30,
2001) (Millions of Yen)


                                                            MACHINERY,                                    CONSUMER       DOMESTIC
                                     METAL PRODUCTS       ELECTRONICS &                                   PRODUCTS       BRANCHES
                                       & MINERALS          INFORMATION      CHEMICAL         ENERGY      & SERVICES     AND OFFICES
                                     --------------       -------------    ---------      ---------     -----------     -----------
Total Trading Transactions:
     External customers                 747,623            1,164,029        522,778       1,241,560       956,873         819,353
     Intersegment                       125,287               75,647        134,336          46,102        72,301         145,742
                                        -------            ---------        -------       ---------     ---------         -------
                    Total               872,910            1,239,676        657,114       1,287,662     1,029,174         965,095
                                        -------            ---------        -------       ---------     ---------         -------
Revenue-Gross Trading Profit             33,784               54,015         27,974          28,047        49,833          24,006
                                        -------            ---------        -------       ---------     ---------         -------
Operating Income (Loss)                  10,147                6,310          6,696          10,885        (2,058)          4,355
                                        -------            ---------        -------       ---------     ---------         -------
Net Income (Loss)                         3,473                2,441           (535)         16,406          (977)          2,880
                                        -------            ---------        -------       ---------     ---------         -------
Total Assets at March 31, 2002          935,835            1,419,375        511,248         459,226       863,005         538,853
                                        -------            ---------        -------       ---------     ---------         -------

                                                                    OTHER            CORPORATE AND        CONSOLIDATED
                                      AMERICAS        EUROPE     OVERSEAS AREA        ELIMINATIONS           TOTAL
                                      --------       ---------   -------------       -------------        ------------
Total Trading Transactions:
     External customers                365,205        228,832       273,495               19,218            6,338,966
     Intersegment                      257,849         83,244       417,389           (1,357,897)                   -
                                       -------        -------       -------          -----------            ---------
                    Total              623,054        312,076       690,884           (1,338,679)           6,338,966
                                       -------        -------       -------          -----------            ---------
Revenue-Gross Trading Profit            22,666          9,358        10,261               10,281              270,225
                                       -------        -------       -------          -----------            ---------
Operating Income (Loss)                  5,501          1,742        (2,502)               3,057               44,133
                                       -------        -------       -------          -----------            ---------
Net Income (Loss)                        3,005          1,297         2,385               (6,957)              23,418
                                       -------        -------       -------          -----------            ---------
Total Assets at March 31, 2002         400,387        232,656       241,271            1,066,510            6,668,366
                                       -------        -------       -------          -----------            ---------

Notes: 1. Based on the change in new management organization, such as introduction of an operating group system from April 2002, "Electronics & Information" is combined with "Machinery," further "Transportation Logistics," which was included in "Consumer Products & Services" before, is included in "Corporate and Eliminations" from the six-month period ended September 30, 2002. The operating segment information for the six-month period ended September 30, 2001 has been restated to conform to the presentation for the six-month period ended September 30, 2002. "Electronics & Information" included in "Machinery, Electronics & Information" for the six-month period ended September 30, 2002 is as follows:

                      Total Trading Transactions      213,894
                      Revenue-Gross Trading Profit     21,524
                      Operating Income                    781
                      Net Income                          665
                      Total Assets                    263,295

     2. Effective April 1, 2002, the companies adopted SFAS No.144. The figures of "Consolidated Total" for the six-month period ended September 30, 2001 have been reclassified to conform to the current period presentation. The reclassifications to "Loss from Discontinued Operations-Net (After Income Tax Effect)" are included in "Corporate and Eliminations."

     3. Net loss of "Corporate and Eliminations" for the six-month period ended September 30, 2001 included Yen 11,964 million in losses (after income tax effect) on the write-down of marketable securities and Yen 9,375 million in gain (after income tax effect) arising from a nonmonetary exchange of shares in connection with a business combination of certain financial institutions.

     4. Total assets of "Corporate and Eliminations" at September 30, 2002 and March 31, 2002 include corporate assets, consisting primarily of cash and cash equivalents and time deposits maintained with regard to corporate finance activities and assets of certain subsidiaries operating with corporate departments.

     5.   Transfers between operating segments are made at cost plus a markup.

     6. Operating Income (Loss) reflects the companies' a) Revenue-Gross Trading Profit, b) Selling, general and administrative expenses, and
          c) Provision for doubtful receivables.

2.GEOGRAPHIC AREA SEGMENT INFORMATION

Six-month period ended September 30, 2002 (from April 1, 2002 to September 30,
2002) (Millions of Yen)


                                               NORTH                                           OTHER
                                JAPAN         AMERICA       EUROPE     ASIA      OCEANIA       AREAS    ELIMINATIONS  CONSOLIDATED
                               ---------      -------      -------   -------     --------      -------  ------------  ------------
Total trading transactions:
   Outside                     4,414,420      438,964      464,393   801,111       38,697       86,091           --     6,243,676
   Interarea                     293,943      169,233      117,002   164,857      179,520      133,430   (1,057,985)           --
                               ---------      -------      -------   -------      -------      -------   ----------     ---------
             Total             4,708,363      608,197      581,395   965,968      218,217      219,521   (1,057,985)    6,243,676
                               ---------      -------      -------   -------      -------      -------   ----------     ---------
Operating income                  11,846        9,529        4,876     2,732       12,677        4,624          906        47,190
                               ---------      -------      -------   -------      -------      -------   ----------     ---------
Identifiable assets
  at September 30, 2002        5,226,476      911,866      536,663   368,855      216,157      243,350   (1,609,654)    5,893,713
                               ---------      -------      -------   -------      -------      -------   ----------     ---------
Investments in and advances
    to associated companies                                                                                               503,999
                                                                                                                        ---------
Total assets
  at September 30, 2002                                                                                                 6,397,712
                                                                                                                        ---------

Six-month period ended September 30, 2001 (from April 1, 2001 to September 30,
2001) (Millions of Yen)

                                               NORTH                                           OTHER
                                JAPAN         AMERICA       EUROPE     ASIA      OCEANIA       AREAS    ELIMINATIONS  CONSOLIDATED
                               ---------      -------      -------   -------     --------      -------  ------------  ------------
Total trading transactions:
   Outside                     4,598,715      408,429      624,640   602,903       35,493       68,786           --     6,338,966
   Interarea                     290,373      189,489       86,101   134,305      195,050      141,958   (1,037,276)           --
                               ---------      -------      -------   -------      -------      -------   ----------     ---------
             Total             4,889,088      597,918      710,741   737,208      230,543      210,744   (1,037,276)    6,338,966
                               ---------      -------      -------   -------      -------      -------   ----------     ---------
Operating income                  18,179        7,267        3,503     3,510       10,831          239          604        44,133
                               ---------      -------      -------   -------      -------      -------   ----------     ---------
Identifiable assets
  at March 31, 2002            5,454,683      903,556      557,072   382,324      174,495      260,529   (1,524,090)    6,208,569
                               ---------      -------      -------   -------      -------      -------   ----------     ---------
Investments in and advances
    to associated companies                                                                                               459,797
                                                                                                                        ---------
Total assets
    at March 31, 2002                                                                                                   6,668,366
                                                                                                                        ---------

NOTES:

     1. In addition to the disclosure based on SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.

     2. Effective April 1, 2002, the companies adopted SFAS No.144. The results of discontinued operations are eliminated from Total trading transactions and Operating income in each geographic area segment. The figures in the previous period have been reclassified to conform to the current period presentation.

     3.   Other Areas consist principally of Latin America and the Middle East.

     4.   Transfers between geographic areas are made at cost plus a markup.

     5. Operating income reflects the companies' a) revenue-gross trading profit, b) selling, general and administrative expenses, and c) provision for doubtful receivables.

3. TOTAL TRADING TRANSACTIONS TO EXTERNAL CUSTOMERS OUTSIDE JAPAN

Six-month period ended September 30, 2002 (from April 1, 2002 to September 30,
2002) (Millions of Yen)

                                           NORTH
                                          AMERICA        EUROPE         ASIA       OCEANIA    OTHER AREAS      TOTAL
                                         ---------      --------     ----------    -------    -----------    ---------
Total trading transactions to external
    customers outside Japan                619,975      502,044      1,210,748      28,678      391,638      2,753,083
                                           -------      -------      ---------      ------      -------      ---------
Consolidated total                                                                                           6,243,676
                                                                                                             ---------
Percentage of total trading
    transactions to external customers
    outside Japan out of consolidated
    total                                      9.9%         8.0%          19.4%        0.5%         6.3%          44.1%
                                           -------      -------      ---------      ------      -------      ---------

Six-month period ended September 30, 2001 (from April 1, 2001 to September 30,
2001) (Millions of Yen)

                                           NORTH
                                          AMERICA        EUROPE         ASIA       OCEANIA    OTHER AREAS      TOTAL
                                         ---------      --------     ----------    -------    -----------    ---------
Total trading transactions to external
    customers outside Japan                626,452       700,288       961,123      34,444       318,427     2,640,734
                                         ---------       -------     ---------      ------      -------      ---------
Consolidated total                                                                                           6,338,966
                                                                                                             ---------
Percentage of total trading
    transactions to external customers
    outside Japan out of consolidated
    total                                      9.9%         11.1%         15.2%        0.5%          5.0%         41.7%
                                         ---------       -------     ---------      ------      -------      ---------


NOTES:

     1. In addition to the disclosure based on SFAS No. 131, the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.

     2.   Classification of regions is determined based on geographic proximity.

     3.   Each part consists primarily of the following countries or areas.

                  North America :      United States, Canada
                  Europe :             United Kingdom, Germany
                  Asia :               China, Thailand
                  Oceania :            Australia
                  Other Areas :        Latin America, the Middle East

     4. Total trading transactions to external customers outside Japan represents exports from Japan and offshore transactions of the companies.

     5. Effective April 1, 2002, the companies adopted SFAS No.144. Total trading transactions from discontinued operations are eliminated from Total trading transactions to external customers outside Japan and Consolidated total. The figures in the previous period have been reclassified to conform to the current period presentation.

                    MARKETABLE SECURITIES

DEBT AND EQUITY SECURITIES

At September 30, 2002 and at March 31, 2002, the aggregate cost, fair value and unrealized holding gains-net on available-for-sale securities and the amortized cost, fair value and unrealized holding gains-net on held-to-maturity debt securities were as follows:

September 30, 2002:

(Millions of Yen)

                                                                                                                  UNREALIZED HOLDING
                                                              AGGREGATE COST             FAIR VALUE                   GAINS-NET
                                                              --------------             ----------               ------------------
Available-for-sale:
Marketable equity securities                                      178,290                  239,315                      61,025
Foreign debentures, commercial paper and other debt
  securities                                                      129,936                  130,201                         265
                                                                  -------                  -------                         ---


                                                                                                                  UNREALIZED HOLDING
                                                              AGGREGATE COST             FAIR VALUE                   GAINS-NET
                                                              --------------             ----------               ------------------
Held-to-maturity debt securities, consisting principally
of foreign debentures                                             21,007                   20,914                        (93)
                                                                  ------                   ------                        ---


March 31, 2002:

(Millions of Yen)


                                                                                                                  UNREALIZED HOLDING
                                                              AGGREGATE COST             FAIR VALUE                   GAINS-NET
                                                              --------------             ----------               ------------------
Available-for-sale:
Marketable equity securities                                      177,835                  266,079                      88,244
Foreign debentures, commercial paper and other debt
  securities                                                      155,639                  156,339                         700
                                                                  -------                  -------                      ------


                                                                                                                  UNREALIZED HOLDING
                                                              AGGREGATE COST             FAIR VALUE                   GAINS-NET
                                                              --------------             ----------               ------------------
Held-to-maturity debt securities, consisting principally
   of foreign debentures                                          23,356                   23,381                       25
                                                                  ------                   ------                       --



                                       16